October 1, 2012

VIA EDGAR

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Stifel Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 28, 2012 Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 9, 2012 File No. 001-09305

Dear Ms. Hayes:

This letter sets forth the responses of Stifel Financial Corp. (the "Company") to the comments by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated September 18, 2012. For your convenience, the text of the Staff's comments is set forth in italics below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Liquidity and Capital Resources, page 60

1.
Comment: We note that assets, consisting mainly of cash or assets readily convertible into cash, are your principal source of liquidity. It is not clear from your disclosure however, which specific assets are considered liquid and your basis for considering these assets liquid. Please provide us with and disclose the following in future filings:

●    a schedule detailing the assets you consider to be highly liquid for each balance sheet presented;
●    the estimated amount of time it would take to convert those assets into cash; and
●    the amount of each asset class that has been pledged as collateral either voluntarily or contractually.

Response:

In response to the Staff's comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, we will include disclosure along the lines of the following as it relates to the liquidity of our assets:

Our assets, consisting mainly of cash or assets readily convertible into cash, are our principal source of liquidity. The liquid nature of these assets provides for flexibility in managing and financing the projected operating needs of the business. As of December 31, 2011 we had $4.9 billion in assets, $2.5 billion of which consisted of cash or assets readily convertible into cash as follows (in millions, except average days to conversion):

	December 31, 2011	December 31, 2010	Avg. Conversion

Cash and cash equivalents	$167.7	$253.5
Receivables from brokers, dealers, and clearing organizations	252.6	247.7	3 days
Securities purchased under agreements to resell	75.5	123.6	1 day
Trading securities owned at fair value	471.2	385.1	5 days
Available-for-sale securities at fair value	1,202.1	1,012.7	3 days
Held-to-maturity securities at amortized cost	190.5	52.6	10 days
Investments	172.8	146.5	5 days
Total cash and assets readily convertible to cash	$2,532.4	$2,221.7

In addition, Stifel Bank's financing arrangement with the Federal Home Loan Bank ("FHLB") adds additional flexibility in managing its liquidity position. As of December 31, 2011, Stifel Bank's borrowing capacity with the Federal Home Loan Bank was $613.5 million based on available collateral. FHLB borrowing capacity is contingent on the amount of collateral pledged to the FHLB.

As of December 31, 2011 and 2010, the amount of collateral pledged by asset class is as follows (in millions):

	December 31, 2011		December 31, 2010
	Contractual	Contingent	Contractual	Contingent

Cash and cash equivalents	$47.6	$-	$31.7	$-
Trading securities owned at fair value	80.2	312.2	109.6	162.6
Available-for-sale securities at fair value	-	634.8	-	111.6
	$127.8	$947.0	$141.3	$274.2

Management of Our Liquidity, page 60

2.
Comment: We note that you perform market stress tests for counterparty risk. It is not clear if you perform similar stress tests on your liquidity based on a scenario that considers both market-wide stresses and company-specific stresses. Please tell us and disclose in your future filings the liquidity related stress tests you perform, if any. If applicable, address the following in your disclosure:

●    Discuss the inputs and assumptions used in your testing;
●    Provide qualitative disclosure of the outputs of your testing and discuss the objective of such testing; and
●    Discuss any internal policies regarding limits of the outputs. In this regard, discuss any known breaches of internal limits for the modeled outputs and address your procedures for addressing such breaches.

Response:

Our significant operating subsidiary, Stifel Nicolaus, is subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the SEC. The Uniform Net Capital Rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments to its customers and other broker-dealers.  The calculation is based upon allowable liquid assets subject to certain haircuts for marketability. At December 31, 2011, Stifel Nicolaus had net capital of $182.1 million, which was $168.8 million in excess of its minimum required net capital. Stifel Nicolaus has consistently operated with capital in excess of its regulatory capital requirements. While the calculation of Stifel Nicolaus' net capital is performed on a monthly basis, management performs daily liquidity reviews at the broker-dealer.

Stifel Bank performs two primary stress tests on its liquidity position. These stress tests are based on the following company-specific stresses: (1) the amount of deposit run-off that Stifel Bank could withstand over a one month period of time based on its on-balance sheet liquidity and available credit; and (2) Stifel Bank's ability to fund operations if all available credit were to be drawn immediately, with no additional available credit. The goal of these stress tests is to determine Stifel Bank's ability to fund continuing operations under significant pressures on both assets and liabilities.

Under both stress tests, Stifel Bank considers cash and highly liquid investments as available to meet liquidity needs. In its analysis, Stifel Bank considers Agency MBS, Corporate Bonds, and CMBS as highly liquid. In addition to being readily financed at modest haircut levels, Stifel Bank estimates that each of the individual securities within each of the asset classes described above could be sold into the market and converted into cash within three business days under normal market conditions, assuming that the entire portfolio of a given asset class was not simultaneously liquidated. At December 31, 2011, available cash and highly liquid investments comprised approximately 50% of Stifel Bank's assets, which was well in excess of its internal target.

In addition to these stress tests, Stifel Bank management performs a daily liquidity review. The daily analysis provides Stifel Bank management with all major fluctuations in liquidity. The analysis also tracks the proportion of deposits that Stifel Bank is sweeping from its affiliated broker-dealer, Stifel Nicolaus. In order to minimize volatility in its affiliated deposits, Stifel Bank will not sweep more than 80% of the total insured sweep deposits from Stifel Nicolaus. On a monthly basis, liquidity key performance indicators and compliance with liquidity policy limits are reported to the Company's Board of Directors (the "Board"). Stifel Bank has not violated any internal liquidity policy limits.

We will include disclosure along the lines of the foregoing language in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.

Use of Capital Resources, page 63

3.
Comment: We note that the Stone & Youngberg acquisition agreement included a contingent earn-out provision which may result in an additional payment based upon revenue goals. Additionally, we note your disclosure in note 3 to the financial statements that you recognized a $23.5 million liability for the estimated earn-out payments. Please expand your disclosure to disclose whether the earn-out payment is subject to a cap. If it is subject to a cap, please disclose the maximum potential earn-out payment. If it is not subject to a cap, please disclose how the amount of the payment will be calculated. Additionally, tell us the basis for your belief that you were not required to file the agreement as an exhibit.

Response:

In response to the Staff's comment, in future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2012, we will include disclosure along the lines of the following as it relates to earn-out payments related to our acquisition of Stone & Youngberg:

On July 25, 2011, we entered into a definitive agreement to acquire Stone & Youngberg, a leading financial services firm specializing in municipal finance and fixed income securities. The purchase consideration consisted of cash, a portion paid at closing and $24.0 million to be paid in installments over the next three years, and stock based on the value of net assets at closing. In addition, we may be required to pay a contingent earn-out over a five year period after the closing, which is capped at $25.0 million, based upon revenue goals, as established in the purchase agreement.

Lastly, as to the question regarding the filing of the Purchase Agreement (the "Agreement") for the acquisition of Stone & Youngberg, we considered the requirements in Item 1.01 of Form 8-K, along with the relevant language from Item 601 (No. 10) of Regulation S-K. We considered a number of factors, including the total amount of consideration paid and likely to become payable, the form of the consideration, the revenue and earnings of the target relative to our earnings, and the nature of Stone & Youngberg's business compared to our historical business.  Based on these and similar factors, we concluded the Agreement did not meet the materiality tests therein. Moreover, at the time of the relevant acquisition, we performed tests in Item 2.01 of Form 8-K and determined that such acquisition did not involve a significant amount of assets, and that accordingly the filing of the Agreement was not required under Item 601 (No. 2) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 68
Risk Management

4.
Comment:  Please include a detailed discussion of the risk management processes and policies. The discussion should identify the offices and committees responsible for risk management and explain how information is communicated to the Board of Directors, senior managers and the Chief Risk Officer.

Response:

Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company employs an enterprise risk management ("ERM") framework to facilitate the incorporation of risk evaluation into decision-making processes across the Company. The Company has policies and procedures in place to identify, assess, monitor and manage the significant risks involved in the activities of its Global Wealth Management Group, Stifel Bank and Institutional Group business segments as well as at the holding company level. Principal risks involved in the Company's business activities include market, credit, operational, and regulatory/legal risk.

Risk management requires independent company-level oversight, accountability of the Company's business segments, and effective communication of risk matters to senior management and across the Company. The Company's risk governance structure is comprised of the Board; the Risk Management/Corporate Governance Committee of the Board and the Audit Committee of the Board; senior management oversight (including the Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Compliance Officer); the Internal Audit Department, committees, and groups within and across the Company's business segments. A risk governance structure composed of independent but complementary entities facilitates efficient and comprehensive supervision of the Company's risk exposures and processes.

The Company maintains a risk management culture that is incisive and subject to ongoing review and enhancement. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, our executive management team requires thorough and frequent communication and the appropriate escalation of risk matters. The following is a summary of our risk management policies and procedures, including how information is disseminated throughout the Company.

Market Risk

Fixed Income Trading (Stifel Nicolaus). The Fixed Income senior management team and trading desk heads are responsible for ensuring that market risk exposures are well-managed and prudent. The trading desk heads are responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, the trading desk heads monitor the Company's risk against limits on aggregate risk exposures, perform a variety of risk analyses, routinely report risk summaries, and maintain the Company's VaR and scenario analysis systems. These limits are designed to control price and market liquidity risk. Market risk is also monitored through various measures: statistically (using VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and scenario analyses. The material risks identified by these processes are summarized in reports that are circulated to and discussed with senior management.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, primarily U.S. Treasury securities. The Company manages and monitors its market risk exposures in such a way as to maintain a portfolio that the Company believes is well-diversified in the aggregate with respect to market risk factors and that reflects the Company's aggregate risk tolerance as established by the Company's executive management team.

Aggregate position limits have been approved for the trading group. Additional market risk limits are assigned to trading desks and, as appropriate, products. Senior management, trading desk heads and traders monitor market risk measures against limits in accordance with policies set by the executive management team, senior management and trading desk heads. In addition, senior management monitors inventory levels and results of the trading departments, as well as inventory aging, pricing, concentration, and securities ratings. We have established specific approval processes for position trading limits and aged inventory exceptions.

Stifel Bank. Stifel Bank's primary market risk is interest rate risk, including uncertainty with respect to changes in interest rates and to changes in the shape of the yield curve. Exposure to interest rate risk is monitored and analyzed on an ongoing basis by Stifel Bank management through traditional Asset Liability Management risk metrics, primarily including simulations that stress earnings and equity under various interest rate shocks Interest rate risk limits are documented in formal policies that are approved by the Board of Directors of Stifel Bank on an annual basis. Compliance with policy risk limits are monitored by Stifel Bank's Board of Directors, ALCO and Investment Committees.

On a daily basis, the Fixed Income Research and Strategy Group of Stifel Nicolaus assists Stifel Bank with risk management within the investment portfolio by performing the following functions: (a) identifying investment opportunities that are consistent with Stifel Bank's policy guidelines and investment objectives; (b) facilitating Stifel Bank's pre-purchase analysis by identifying the inherent risks associated with potential investments; and (c) monitoring rating agency actions and other developments relative to the securities held in Stifel Bank's portfolio.

Credit Risk

Customer margin accounts (Stifel Nicolaus). Customer margin accounts, the primary source of retail credit exposure, are collateralized in accordance with internal and regulatory guidelines. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, require customers to deposit additional collateral, or reduce positions, when necessary. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification and, in the case of concentrated positions, appropriate liquidity of the underlying collateral. Additionally, transactions relating to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations.

Stifel Bank. Stifel Bank employs a credit risk management process with defined policies, accountability and regular reporting to manage credit risk in the loan portfolio. Credit risk management is guided by Board approved policies that provide for a consistent and prudent approach to underwriting and approvals of credits. All loans are individually underwritten, risk-rated, approved and monitored.

Stifel Bank may seek to mitigate credit risk from its lending and investment activities in multiple ways. At the transaction level, Stifel Bank seeks to mitigate risk through management of key risk elements such as size, tenor, financial covenants, seniority and collateral. Additionally, Stifel Bank may sell funded loans to other financial institutions in the primary and secondary loan market.

Securities-based lending allows clients to borrow money against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying margin stock or refinancing margin debt. Stifel Bank establishes approved lines and advance rates against qualifying securities and monitors limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce debt positions, when necessary. Factors considered in the review of securities-based lending are: the amount of the loan, the degree of concentrated or restricted positions, and the overall evaluation of the portfolio to ensure proper diversification, and, in the case of concentrated positions, appropriate liquidity of the underlying collateral. Underlying collateral for securities-based loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. Additionally, the risk management team at Stifel Bank underwrites each loan in consultation with the operations department of Stifel Nicolaus that manages the margin lending business.

Credit quality and trends in the loan portfolio are measured and monitored regularly and detailed reports, by product and in the aggregate, are reviewed by senior management. Senior management reviews summaries of these credit reports with the Executive Loan Committee and the Board of Directors of Stifel Bank. Finally, the Board of Directors at Stifel Bank provides ongoing independent oversight of the credit portfolios to ensure policies are followed, credits are properly risk-rated and that key credit control processes are functioning as intended.

Counterparty Risk (Company-wide). The Company manages and monitors its exposure to other financial institutions, also known as counterparty exposure, on an ongoing basis. The objective is to ensure that we appropriately identify and react to risks associated with counterparties in a timely manner. This exposure may be direct or indirect exposure that could create legal, reputational or financial risk to the Company.

Counterparty exposure may result from a variety of transaction types and may include exposure to commercial banks, broker/dealers, and corporate debt issuers. Because transactions with a counterparty may be generated in one or more departments, credit limits are established for use by various areas of the Company including treasury, capital markets, finance, and Stifel Bank.

To manage counterparty risk, the Company has a centralized approach to approval, management and monitoring of exposure. Exposures to counterparties are regularly reviewed by senior management. Additionally, Stifel Nicolaus minimizes its counterparty credit risk by conducting business through clearing organizations that guarantee performance.

Operational Risk

Operational risk refers to the risk of financial or other loss, or potential damage to a firm's reputation, resulting from inadequate or failed internal processes, people, systems, or from external events (e.g., fraud, legal and compliance risks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue generating activities (e.g., sales and trading) and support groups (e.g., information technology and trade processing).

The Company has established an operational risk framework to identify, measure, monitor and control risk across the Company. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Company and in response to the changing regulatory and business environment. The Company has implemented operational risk data and assessment systems to monitor and analyze internal and external operational risk events, business environment and internal control factors.

Primary responsibility for the management of operational risk is with the business segments, the support groups and the business managers therein. The business managers generally maintain processes and controls designed to identify, assess, manage, mitigate and report operational risk. Oversight of operational risk is provided by the executive management team.

The Business Continuity Team is responsible for identifying key risks and threats to the Company's resiliency and planning to ensure a recovery strategy and required resources are in place for the resumption of critical business functions following a disaster or other business interruption. Disaster recovery plans are in place for critical facilities and resources on a company-wide basis, and redundancies are built into the systems as deemed appropriate. The key components of the Company's disaster recovery plans include: crisis management; business recovery plans; applications/data recovery; work area recovery; and other elements addressing management, analysis, training and testing.

The Company maintains an information security program that coordinates the management of information security risks and satisfies regulatory requirements. Information security policies are designed to protect the Company's information assets against unauthorized disclosure, modification or misuse. These policies cover a broad range of areas, including: application entitlements, data protection, incident response, Internet and electronic communications, remote access and portable devices. The Company has also established policies, procedures and technologies to protect its computers and other assets from unauthorized access.

The Company utilizes the services of external vendors in connection with the Company's ongoing operations. These may include, for example, outsourced processing and support functions and consulting and other professional services. The Company manages its exposures to the quality of these services through a variety of means, including service level and other contractual agreements, and ongoing monitoring of the vendors' performance.

Regulatory/Legal Risk

Legal risk includes the risk of exposure to fines, penalties, judgments, damages and/or settlements in connection with regulatory or legal actions as a result of non-compliance with applicable legal and regulatory requirements and standards. Legal risk also includes contractual and commercial risk such as the risk that a counterparty's performance obligations will be unenforceable. The Company is generally subject to extensive regulation in the different jurisdictions in which it conducts its business. The Company has established procedures based on legal and regulatory requirements that are designed to achieve compliance with applicable statutory and regulatory requirements. The Company, principally through its Compliance Departments, also has established procedures that are designed to require that the Company's policies relating to conduct, ethics and business practices are followed globally. In connection with its businesses, the Company has and continuously develops various procedures addressing issues such as regulatory capital requirements, sales and trading practices, new products, potential conflicts of interest, structured transactions, use and safekeeping of customer funds and securities, credit granting, money laundering, privacy and recordkeeping. In addition, the Company has established procedures to mitigate the risk that a counterparty's performance obligations will be unenforceable, including consideration of counterparty legal authority and capacity, adequacy of legal documentation, the permissibility of a transaction under applicable law and whether applicable bankruptcy or insolvency laws limit or alter contractual remedies.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Notes to Consolidated Financial Statements
Note 4 - Fair Value Measurements, page 10

5.
Comment:  We note that the majority of your securities classified as Level 3 are auction rate securities and due to the lack of a robust securities market with active fair value indicators, fair value was determined using an income approach utilizing an internally developed discounted cash flow model. We also note that the discounted cash flow model you utilized two significant unobservable inputs: discount rate and workout period. Please revise your future filings, consistent with the guidance set forth in ASC 820-10-50-2, to disclose quantitative information about the significant unobservable inputs used in your fair value measurement.

Response:

Our disclosures related to significant unobservable inputs are based on the requirements of ASC 820-10-50-2 which requires us to include the following:

●
ASC 820-10-50-2(bbb) - A description of the fair value measurement technique(s), any changes in technique(s), and reasons for making the change. For fair value measurements categorized within Level 3 of the fair value hierarchy, a reporting entity shall provide quantitative information about the significant unobservable inputs used in the fair value measurement.

●
ASC 820-10-50-2(g) - A description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement.

We disclose the valuation techniques and significant inputs used to measure our financial assets, including auction-rate securities, recorded at fair value in Note 4, Fair Value Measurements, on pages 10 - 11.

We disclose the quantitative information about the significant unobservable inputs used in the fair value measurement of our auction-rate securities in Note 4, Fair Value Measurements, on page 15. This disclosure includes the valuation technique used, significant unobservable inputs, and the range and weighted-averages of those significant unobservable inputs. We believe that our disclosures are consistent with the guidance set forth in ASC 820-10-50-2.

*****

In connection with our response to the Staff's letter dated September 18, 2012, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the above information, do not hesitate to contact the undersigned at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak
James M. Zemlyak
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

cc.	Ronald J. Kruszewski, Chairman, President and Chief Executive Officer David M. Minnick, Senior Vice President and General Counsel